August 5, 2024
Via EDGAR:
Ms. Claire DeLabar and Mr. Robert Littlepage
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Warner Bros. Discovery, Inc. Form 10-K for the Year Ended December 31, 2023
Form 8-K filed May 9, 2024
File No. 001-34177
Dear Ms. DeLabar and Mr. Littlepage:
Set forth below are Warner Bros. Discovery, Inc.’s (the “Company”, “we” or “our”) responses to the comments of the Securities and Exchange Commission (“Staff”) set forth in its letter dated July 9, 2024 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2023 and our Form 8-K filed May 9, 2024. For ease of reference, we have repeated the Staff's comments in bold preceding our responses.
Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 35
1.We note that throughout your discussion of consolidated and segment revenues and costs that you list several different reasons for the increases and decrease without quantifying each of those changes. We also note that several of the reasons for changes relate to changes in subscribers and/or changes in rates. Please expand the discussion of consolidated operations and each operating segment to quantify the various impacts on your results of operations in 2023, including any offsetting amounts if material, pursuant to Item 303(b) of Regulation S-K.
In response to the Staff’s comment, beginning with our Form 10-Q for the quarter ending June 30, 2024, we will expand our discussion of consolidated and segment results. Pursuant to Item 303(b) of Regulation S-K, such discussion will describe factors that result in material changes to the Company’s results in quantitative and qualitative terms to the extent such information is available and necessary to enhance readers’ understanding of the Company’s reported results. We respectfully advise the Staff that management considers both a quantitative threshold and applicable qualitative factors when assessing materiality. As the relevant factors approach the quantitative threshold, or qualitative factors are identified, management evaluates providing additional disclosures keeping in mind the objective under Item 303(a) of Regulation S-K to provide material information relevant to an assessment of the results of operations.
230 Park Avenue South, New York, NY 10003
wbd.com

For illustrative purposes, the following are examples of the modified disclosure from our Form 10-K for our DTC segment for fiscal year 2023.
Prior language:
Revenues
As of December 31, 2023, we had 97.7 million DTC subscribers (as defined under Item 1. “Business”).
Distribution revenue increased 2% in 2023, primarily attributable to new partnership launches, price increases in the U.S. and most international markets, the launch of the Ultimate tier for Max in the U.S., and the TNT Sports Chile shift to DTC, partially offset by U.S. wholesale declines.
Advertising revenue increased 35% in 2023, primarily attributable to higher Max U.S. engagement and ad-lite subscriber growth.
Content revenue increased 17% in 2023, primarily attributable to a higher volume of licensing deals.
Costs of Revenues
Cost of revenues decreased 7% in 2023, primarily attributable to lower content expense and the shutdown of CNN+ in the prior year, partially offset by increased content licensing costs commensurate with higher content revenue.
Selling, General, and Administrative Expenses
Selling, general and administrative expenses decreased 32% in 2023, primarily attributable to more efficient marketing-related spend.
Adjusted EBITDA
Adjusted EBITDA increased $2,150 million in 2023.
Revised language:
Revenues
Subscriber information consisted of the following (in millions).
230 Park Avenue South, New York, NY 10003
wbd.com

	December 31, 2023	December 31, 2022	% Change
Total Domestic subscribers[1]	52.0	54.6	(5)%
Total International subscribers[1]	45.6	42.3	8%
Total DTC subscribers[1]	97.7	96.9	1%
Distribution revenue increased 2% in 2023, primarily attributable to a 1% increase in subscribers associated with new partnership launches, price increases domestically and in most international markets, the launch of the Ultimate tier for Max in the U.S., and the TNT Sports Chile shift to DTC, partially offset by domestic linear wholesale subscriber declines.
Advertising revenue increased 35% in 2023, primarily attributable to higher Max domestic engagement and ad-lite subscriber growth.
1 Direct-to-Consumer subscriber - We define a “Core DTC Subscription” as:
(i) a retail subscription to discovery+, HBO, HBO Max, Max, or a Premium Sports Product (defined below) for which we have recognized subscription revenue, whether directly or through a third party, from a direct-to-consumer platform; (ii) a wholesale subscription to discovery+, HBO, HBO Max, Max, or a Premium Sports Product for which we have recognized subscription revenue from a fixed-fee arrangement with a third party and where the individual user has activated their subscription; (iii) a wholesale subscription to discovery+, HBO, HBO Max, Max, or a Premium Sports Product for which we have recognized subscription revenue on a per subscriber basis; (iv) a retail or wholesale subscription to an independently-branded, regional product sold on a stand-alone basis that includes discovery+, HBO, HBO Max, Max, and/or a Premium Sports Product, for which we have recognized subscription revenue (as per (i)-(iii) above); and (v) users on free trials who convert to a subscription for which we have recognized subscription revenue within the first seven days of the calendar month immediately following the month in which their free trial expires.
The Company defines a “Premium Sports Product” as a strategically prioritized, sports-focused product sold on a stand-alone basis and made available directly to consumers. The current “independently-branded, regional products” referred to in (iv) above consist of TVN/Player and BluTV. Subscribers to multiple WBD DTC products (listed above) are counted as a paid subscriber for each individual WBD DTC product subscription. We may refer to the aggregate number of DTC Subscriptions as “subscribers”.
The reported number of “subscribers” included herein and the definition of “DTC Subscription” as used herein excludes: (i) individuals who subscribe to DTC products, other than discovery+, HBO, HBO Max, Max, a Premium Sports Product, and independently-branded, regional products (currently consisting of TVN/Player and BluTV) that may be offered by us or by certain joint venture partners or affiliated parties from time to time; (ii) a limited number of international discovery+ subscribers that are part of non-strategic partnerships or short-term arrangements as may be identified by the Company from time to time; (iii) domestic and international Cinemax subscribers, and international basic HBO subscribers; and (iv) users on free trials except for those users on free trial that convert to a DTC Subscription within the first seven days of the next month as noted above.
Domestic subscriber - We define a Domestic subscriber as a subscription based either in the United States of America or Canada.
International subscriber - We define an International subscriber as a subscription based outside of the United States of America or Canada.
230 Park Avenue South, New York, NY 10003
wbd.com

Global ARPU consisted of the following.

	Year ended
	December 31, 2023	December 31, 2022	% Change (ex-FX)
Domestic ARPU	$11.20	$10.67	5%
International ARPU	$3.85	$3.58	8%
Global ARPU[2]	$7.78	$7.55	3%
Global ARPU increased 3% in 2023, primarily attributable to subscriber growth of the ad-lite tier domestically along with a continuing subscriber mix shift from linear wholesale, partially offset by growth in lower ARPU international markets.
Content revenue increased 17% in 2023, primarily attributable to a higher volume of third-party licensing deals.
Costs of Revenues
Cost of revenues decreased 7% in 2023, primarily attributable to a 17% decrease in content expense, partially offset by increased content licensing costs commensurate with higher content revenue.
Selling, General, and Administrative Expenses
Selling, general and administrative expenses decreased 32% in 2023, primarily attributable to a 43% decrease in marketing expense.
Adjusted EBITDA
Adjusted EBITDA increased $2,150 million in 2023.
2.Refer to page 5 which describes the various types of impacts of the WGA and SAG-AFTRA strike in 2023, such as a pause on certain theatrical and television productions, positive impact on cash flow due to delayed production spend, negative impact on results of operations due to timing and performance of the 2023 film slate as well as your ability to produce, license and deliver content. Please expand the discussion of consolidated operations and each operating segment to quantify the various impacts of this strike on your results of operations in 2023, including any offsetting amounts if material, pursuant to Item 303(b) of Regulation S-K.
In response to the Staff’s comment, we confirm that when discussing industry trends in future filings, we will supplement our discussion by quantifying, to the extent such information is reasonably available and necessary to enhance readers’ understanding of the Company’s reported results, any objectively identifiable material changes in results. In the case of the WGA and SAG-AFTRA strikes, while general trends and circumstances were known and disclosed by the Company, it was not reasonably possible to isolate and quantify the precise impacts on revenue and expense reductions solely related to the strikes because of the interrelated effects of the strikes on a multitude of factors that contributed to changes in our results of operations, and the inherent uncertainty in quantifying unrealized revenues and related delayed expenses.
2 ARPU: The Company defines DTC Average Revenue Per User (“ARPU”) as total subscription revenue plus net advertising revenue for the period divided by the daily average number of paying subscribers for the period. Where daily values are not available, the sum of beginning of period and end of period divided by two is used.
Excluded from the ARPU calculation are: (i) Revenue and subscribers for DTC products, other than discovery+, HBO, HBO Max, Max, a Premium Sports Product, and independently-branded, regional products (currently consisting of TVN/Player and BluTV), that may be offered by us or by certain joint venture partners or affiliated parties from time to time; (ii) A limited amount of international discovery+ revenue and subscribers that are part of non-strategic partnerships or short-term arrangements as may be identified by the Company from time to time; (iii) Cinemax, Max/HBO hotel and bulk institution (i.e., subscribers billed on a bulk basis), and international basic HBO revenue and subscribers; and (iv) Users on free trials who convert to a subscription for which we have recognized subscription revenue within the first seven days of the calendar month immediately following the month in which their free trial expires.
230 Park Avenue South, New York, NY 10003
wbd.com

We considered that, in the adopting release for Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information, Release No. 33-10890 (effective Feb. 10, 2021), the Staff acknowledged that “isolating reasons for specific material changes, and quantifying such isolated reasons, can sometimes be challenging because they can be highly interrelated. In such circumstances, we encourage registrants to acknowledge this fact, and to explain such interrelated circumstances to the extent possible.” In addition, we considered Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 (effective Dec. 29, 2003), which provides that “[q]uantitative disclosure should be considered and may be required to the extent material if quantitative information is reasonably available.”
We respectfully advise the Staff that it was not reasonably possible to isolate and quantify the precise impacts of the strikes. The Company instead provided qualitative information about the impact of the strikes, based on management’s judgement and best estimates. As discussed in the Form 10-K, in Business – Industry Trends, the impact of the strikes included a positive impact on cash flow from operations attributed to delayed production spend, and a negative impact on the results of operations attributed to timing and performance of the 2023 film slate, as well as the Company’s ability to produce, license, and deliver content. As further discussed in the Form 10-K Management’s Discussion and Analysis of Financial Condition and Results of Operations, the strikes contributed to a decrease in TV licensing revenue, lower studio production services revenue, and lower television product content expense, which in turn impacted our revenues and costs of revenues. In future filings, we will supplement our discussion by quantifying, to the extent such information is reasonably available and necessary to enhance readers’ understanding of the Company’s reported results, the material changes in the drivers of revenue and costs of revenue – such as a decrease in TV licensing revenue, lower studio production services revenue, and lower television product content expense – and qualitatively describing whether those changes were impacted by the strikes.
3.Refer to your press release on May 9, 2024 included as Exhibit 99-1 to the Form 8-K filed on that date. We note that the impact of the AT&T Sportsnet exit was a 3% decrease in Distribution revenues out of a total decrease in Distribution revenues of 6%, which is clearly material to your revenues. We also note that the AT&T Sportsnet exit also negatively impacted the overall growth rate of Network revenues, which decreased by 8% and the AT&T Sportsnet exit contributed 2%, or 25% of the decrease in the growth rate. Please expand your discussion of results of operations to separately quantify the impact of the AT&T Sportsnet exit on revenues and costs for the periods presented.
We acknowledge the Staff’s comment. In future filings, to the extent business dispositions materially impact reported results, we will discuss the underlying reasons for these material changes in quantitative and qualitative terms to the extent such information is available and necessary to enhance readers’ understanding of the Company’s financial condition and results of operations.
As discussed in response 1 above, we respectfully advise the Staff that management considers both a quantitative threshold and applicable qualitative factors when assessing materiality. As the relevant factors approach the quantitative threshold, or qualitative factors are identified, management evaluates providing additional disclosures keeping in mind the objective under Item 303(a) of Regulation S-K to provide material information relevant to an assessment of the results of operations.
After considering the quantitative impact of the AT&T Sportsnet exit and applicable qualitative factors, management determined that the changes in our results of operations attributable to the AT&T Sportsnet exit were not material. Notwithstanding this determination, in an effort to provide additional color and context for this specific business disposition, the Company qualitatively described the disposition’s impact on revenues and costs of revenues in the Form 10-Q Management’s Discussion and Analysis of Financial Condition and Results of Operations, and provided additional quantitative details relating to the disposition in the earnings press release. While we respectfully disagree with the Staff’s view that the $77 million, or 3%, impact of the AT&T Sportsnet exit on Networks Segment distribution revenue was material, in response to the Staff’s comment, in future filings we will discuss the impact of the AT&T Sportsnet exit in quantitative terms to the extent such quantitative information is material or is otherwise provided in the earnings press release.
230 Park Avenue South, New York, NY 10003
wbd.com

For illustrative purposes, the following are examples of the modified disclosure from our Form 10-Q for the quarter ended March 31, 2024 for our Networks Segment Results of Operations:
Prior language:
Distribution revenue decreased 6% for the three months ended March 31, 2024, primarily attributable to a decline in linear subscribers in the U.S. and our exit from the AT&T SportsNet business, partially offset by increases in U.S. contractual affiliate rates and inflationary impacts in Argentina.
Revised language:
Distribution revenue decreased 6% for the three months ended March 31, 2024, primarily attributable to an 6% decline in linear subscribers in the U.S., partially offset by a 6% increase in U.S. contractual affiliate rates. In addition, the exit from the AT&T SportsNet business had an unfavorable $77 million impact on distribution revenue. Declines in linear subscribers are expected to continue throughout 2024.
4.We note on page 40 that your content revenues are impacted by the inter-segment content licensing to DTC. Please expand MD&A to discuss any trends in your intercompany pricing between segments and also include an accounting policy in the notes to the financial statements segment disclosure to explain the methodology used to determine the inter-segment content pricing for the periods presented. See Item 303(a)(3) of Regulation S-K for guidance.
In response to the Staff’s comment, we note that the policy on intercompany transactions was described on page 42 of our 10-K under "Inter-segment Eliminations" and on page 113 of the "Reportable Segments" footnote, which are copied below for ease of review. In future filings, we will clarify that "gross value" represents "market value" and include our accounting policy for intercompany transactions in our segment disclosures.
Additionally, beginning with our Form 10-Q for the quarter ending June 30, 2024, we will discuss any trends in pricing that are material and necessary to enhance readers’ understanding of the Company’s reported results.
Form 10-K for the year ended December 31, 2023 - Page 42
Inter-segment revenue and expense eliminations primarily represent inter-segment content transactions and marketing and promotion activity between reportable segments. In our current segment structure, in certain instances, production and distribution activities are in different segments. Inter-segment content transactions are presented “gross” (i.e. the segment producing and/or licensing the content reports revenue and profit from inter-segment transactions in a manner similar to the reporting of third-party transactions, and the required eliminations are reported on the separate “Eliminations” line when presenting our summary of segment results). Generally, timing of revenue recognition is similar to the reporting of third-party transactions. The segment distributing the content, e.g. via our DTC or linear services, capitalizes the cost of inter-segment content transactions, including “mark-ups” and amortizes the costs over the shorter of the license term, if applicable, or the expected period of use. The content amortization expense related to the inter-segment profit is also eliminated on the separate “Eliminations” line when presenting our summary of segment results.
Form 10-K for the year ended December 31, 2023 - Page 113
The accounting policies of the reportable segments are the same as the Company’s, except that certain inter-segment transactions that are eliminated for consolidation are not eliminated at the segment level. Inter-segment transactions primarily include advertising and content licenses. The Company records inter-segment transactions of content licenses at the gross amount. The Company does not report assets by segment because it is not used to allocate resources or evaluate segment performance.
230 Park Avenue South, New York, NY 10003
wbd.com

Financial Statements
Note 23. Reportable Segments, page 113
5.Please exclude "Corporate" from the total of your three reportable segments' measures of profit or loss in the table on page114 and provide a reconciliation of the total of your reportable segments’ measures of profit or loss in compliance with ASC 280-10-50-30(b). In this regard, the required reconciliation should begin with your reportable segments’ measures of profit or loss (excluding Corporate) and be reconciled to your consolidated income before income taxes. Allocations and other adjustments (including Corporate) should be made after your total reportable segments' measure of profit or loss. See also ASC 280-10-55-49.
In response to the Staff’s comment, beginning with our Form 10-Q for the quarter ending June 30, 2024, we will exclude “Corporate” and “Inter-segment eliminations” from our reportable segments’ measure of profit or loss and we will update the reconciliation of our segments’ measure of profit or loss to begin with our reportable segments’ profit or loss and reconcile to our consolidated income before income taxes.
For illustrative purposes, the following is an example of the modified disclosure from our Form 10-K:
Reconciliation of segment adjusted EBITDA to loss before income taxes:

	Year Ended December 31,
	2023	2022	2021
Studios	$2,183	$1,772	$14
Networks	9,063	8,725	5,533
DTC	103	(1,596)	(1,345)
Segment Adjusted EBITDA	11,349	8,901	4,202
Depreciation and amortization	7,985	7,193	1,582
Employee share-based compensation	488	410	167
Restructuring and other charges	585	3,757	32
Transaction and integration costs	162	1,195	95
Facility consolidation costs	32	—	—
Amortization of fair value step-up for content	2,373	2,416	—
Amortization of capitalized interest for content	46	—	—
Impairments and loss (gain) on dispositions	77	117	(71)
Corporate	1,242	1,200	385
Inter-segment eliminations	(93)	(17)	—
Other expense (income), net	12	(347)	(72)
Loss from equity investees, net	82	160	18
Interest expense, net	2,221	1,777	633
Loss before income taxes	$(3,863)	$(8,960)	$1,433
6.Please remove the reconciliation of Operating income (loss) to the non-GAAP measure "Adjusted EBITDA," appearing on page 113 of your GAAP financial statements.
In response to the Staff’s comment, beginning with our Form 10-Q for the quarter ending June 30, 2024, we will remove Operating income (loss) from the reconciliation of segment Adjusted EBITDA as presented in response 5 above.
230 Park Avenue South, New York, NY 10003
wbd.com

Form 8-K filed May 9, 2024
Exhibit 99.1, page 1
7.We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted EBITDA and Free Cash Flow in the opening paragraph from Mr. David Zaslav, CEO, of the earnings release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the prepared remarks in your earnings call. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this regard.
We acknowledge the Staff’s comment, and we confirm that we will comply with the reporting requirements of Item 10(e) of Regulation S-K in future earnings releases.
8.We note in your reconciliation of Net Loss (Income) to Adjusted EBITDA on page 12 you exclude Amortization of fair value step-up for content. Please explain to us how you calculate the amount of this reconciling item and also tell us how content amortization other than the amount related to the fair value step up is reflected in your GAAP and Non-GAAP amounts, if applicable.
The Company records content assets and noncurrent content rights, including historic fair market value adjustments from business combinations, within the financial statement captions “film and television content rights and games” and “prepaid expenses and other current assets”. In accordance with the Company’s accounting policy the Company amortizes content in accordance with its usage, which typically results in an accelerated method of amortization, and records all related amortization in Cost of revenues.
The Amortization of fair value step-up for content reconciling item in Adjusted EBITDA represents the incremental content amortization expense resulting from the fair value adjustments recorded to “film and television content rights and games” and “prepaid expenses and other current assets” in connection with business combinations accounted for under the acquisition method. Specifically, the adjustment represents the difference between amortization expense on the fair value of the acquired content and the amortization of the book value of the acquired content.
In future filings, we will clarify that Cost of revenues includes amortization related to both historical cost basis and any fair value adjustments to content arising from business combinations.
230 Park Avenue South, New York, NY 10003
wbd.com

Should you have any questions regarding this matter, please contact me at (703) 423-9443 or lori.locke@wbd.com.
Sincerely,

/s/ Lori C. Locke
Lori C. Locke
Executive Vice President and Chief Accounting Officer, Warner Bros. Discovery, Inc.
cc:    David M. Zaslav, President and Chief Executive Officer, Warner Bros. Discovery, Inc.
    Gunnar Wiedenfels, Chief Financial Officer, Warner Bros. Discovery, Inc.
    Savalle Sims, Chief Legal Officer, Warner Bros. Discovery, Inc.
    Ben R. Pedersen, Debevoise & Plimpton LLP
230 Park Avenue South, New York, NY 10003
wbd.com